May 3, 2021

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement File No. 333-249750

Dear Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1. This filing incorporates responses to the Staff's comments, includes financial statements that were not previously filed, some non-material changes, and some conforming amendments that correspond with the Form 10 filed by Jackson Financial Inc., and which have been reviewed and approved by the Staff in connection with the Form 10.

A request that the Commission declare the Registration Statement effective on May 14, 2021 at 9:00 a.m. ET is being filed concurrently with this filing.

If you have any questions, please call me at (517) 331-4262.

Very truly yours,

By: /s/ ALISON SAMBORN
Alison Samborn
Associate General Counsel,
Legal Product Development